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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Van Clemens & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

900 Second Avenue South, Suite 1500
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Basil Joseph	612-758-9141	bjoseph@vanclemens.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wipfli, LLP
(Name – if individual, state last, first, and middle name)

150 South 5th St Ste 2000	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

	344
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Basil Joseph, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Van Clemens & Co., Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ANGELA K. KROLL
Notary Public-Minnesota
My Commission Expires Jan 31, 2025

Signature: Basil Joseph

Title:
CCO/CFO

Angela K Kroll
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☒ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)
Minneapolis, Minnesota

Financial Statements and Supplemental Information
Years Ended December 31, 2023 and 2022



Report of Independent Registered Public Accounting Firm

Board of Directors
Van Clemens & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Van Clemens & Co., Inc. as of December 31, 2023 and 2022, the related statements of income, stockholder's equity, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Van Clemens & Co., Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Van Clemens & Co., Inc.'s management. Our responsibility is to express an opinion on Van Clemens & Co., Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Van Clemens & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Van Clemens & Co., Inc.'s financial statements. The supplemental information is the responsibility of Van Clemens & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

We have served as Van Clemens & Co., Inc.'s auditor since 2010.

Atlanta, Georgia
March 28, 2024

1

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Balance Sheets
December 31, 2023 and 2022

Assets		2023		2022
Cash	$	32,844	$	6,154
Deposit with clearing organization		55,081		21,264
Securities owned, at market		495,120		470,285
Receivable from clearing organization		211,538		119,944
Receivable from related parties		-		16,000
Capital contribution receivable		-		51,011
Right of use asset		16,590		54,335
Prepaid expenses and other		54,330		39,377
TOTAL ASSETS	$	865,503	$	778,370

Liabilities and Stockholder's Equity				
Liabilities:				
Accrued commissions and bonus	$	173,517	$	117,231
Lease liability		22,849		74,514
Other accrued liabilities		1,780		-
Total liabilities		198,146		191,745
Stockholder's equity:				
Common shares - Par value $.10 per share				
Authorized - 100,000 shares				
Issued and outstanding - 63,000 shares		6,300		6,300
Additional paid-in capital		451,916		381,916
Retained earnings		209,141		198,409
Total stockholder's equity		667,357		586,625
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	865,503	$	778,370

See accompanying notes to financial statements.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Statements of Income
Years Ended December 31, 2023 and 2022

	2023	2022
Revenue:		
Commissions	$ 1,933,790	$ 1,884,275
Firm trading gains (losses)	56,754	(82,968)
Correspondent fees	570,000	-
Management fee	20,000	-
Interest income and other	102,499	28,199
Total revenue	2,683,043	1,829,506
Expenses:		
Commissions and compensation	2,000,633	1,687,348
Clearing fees	199,369	231,397
Communications	79,512	89,950
Occupancy	96,886	98,964
Regulatory and professional fees	83,467	98,270
Other	24,383	19,970
Total operating expenses	2,484,250	2,225,899
Net income (loss)	$ 198,793	$ (396,393)

See accompanying notes to financial statements.

3

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Statements of Stockholder's Equity
Years Ended December 31, 2023 and 2022

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2022	$ 6,300	$ 221,916	$ 594,802	$ 823,018
Injection of capital	-	160,000	-	160,000
Net loss	-	-	(396,393)	(396,393)
Balances at December 31, 2022	6,300	381,916	198,409	586,625
Injection of capital	-	70,000	-	70,000
Distributions	-	-	(188,061)	(188,061)
Net income	-	-	198,793	198,793
Balances at December 31, 2023	$ 6,300	$ 451,916	$ 209,141	$ 667,357

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Statements of Cash Flows
Years Ended December 31, 2023 and 2022

	2023	2022
Increase (decrease) in cash:		
Cash flows from operating activities:		
Net income (loss)	$ 198,793	$ (396,393)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Noncash lease expense	37,745	35,792
Changes in operating assets and liabilities:		
Deposit with clearing organization	(33,817)	(52)
Securities owned, at market	(24,835)	86,947
Receivable from clearing organization	(91,594)	17,002
Receivable from related parties	16,000	(16,000)
Prepaid expenses and other	(14,953)	363
Accrued commissions and bonus	56,286	12,334
Lease liability	(51,665)	(18,465)
Other accrued liabilities	1,780	(121,792)
Total adjustments	(105,053)	(3,871)
Net cash provided by (used in) operating activities	93,740	(400,264)
Cash flows from financing activities:		
Proceeds from capital contributions	121,011	108,989
Distributions of capital	(188,061)	-
Net cash provided by (used in) operating activities	(67,050)	108,989
Net change in cash	26,690	(291,275)
Cash at beginning of year	6,154	297,429
Cash at end of year	$ 32,844	$ 6,154
Noncash activities:		
Capital contribution receivable	$ -	$ 51,011

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies

Principal Business Activity

Van Clemens & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of buying and selling securities on behalf of customers and raising capital for customers through private placement offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is a wholly owned subsidiary of Van Clemens Financial (the "Parent").

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets. liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and a money market fund. The Company considers all highly liquid investments with maturities of less than three months to be cash equivalents.

Securities Owned

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in the firm trading profit. Securities owned include U.S. equity securities and warrants issued in conjunction with private placement activities. Market value for equity securities is generally based on listed market prices and classified as Level 1 of the fair value hierarchy. Warrants and stock owned in companies not publicly traded are carried at estimated fair value but generally do not have a readily available market and are classified as Level 3 of the fair value hierarchy. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and unadjusted third-party transactions. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Commission income and related clearing expenses are recorded on a trade date basis. Revenues and related expenses from the sale of private placements are recognized on the closing date.

Income Taxes

The stockholders of the Parent have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income (nor is it allowed a net operating loss carryback or carryover as a deduction). Instead, the stockholders of the Parent report on their personal income tax returns their proportionate share of the Company's taxable income (or loss) and tax credits. No provision has been made for corporate income taxes.

Income tax returns for the years ended 2022, 2021, and 2020 have not been examined by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2023.

Subsequent Events

Subsequent events have been evaluated through March 28, 2024, which is the date the financial statements were available to be issued.

Note 2: Receivable From Clearing Organization

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis. The Company earns commission revenue from its clearing broker for customer transactions. Commissions are earned on the trade date and recorded as a receivable by the Company. The receivable is generally paid within 30 days of the trade date. The Company is required to maintain a minimum $50,000 deposit with the organization to collateralize certain transactions.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Notes to Financial Statements

Note 3: Related Parties

Capital contribution receivable of $51,011 at December 31, 2022, relates to capital approved by the Board of Directors. It was received in January 2023.

As of December 31, 2022, the Company had $16,000 in receivables from companies that are related through common ownership of the Parent. These capital contributions were received in April 2023.

The Company provided administrative support to other entities under common ownership of the Parent during 2023. The Company recognized management fee revenue of $20,000 during the year ended December 31, 2023.

Note 4: Operating Lease

The Company enters into leases in the normal course of business. The operating lease right of use asset (ROU) represents the right to use an underlying asset during the lease term, while the operating lease liability represents the obligation to make lease payments arising from the lease. The ROU asset and liability are recognized at lease commencement based on the present value of the remaining lease payments considering a discount rate that represents the Company's incremental borrowing rate (5.5%). Operating lease expense is recognized on a straight-line basis over the lease term and is recognized in occupancy on the statements of income.

The Company leases office space under a non-cancelable operating lease agreement with a remaining term of 5 months. The lease term, which commenced in 2019, was modified in 2021 to extend the life of the lease. Total lease expense recognized was $96,886 in 2023 and $98,698 in 2022. Future undiscounted lease payments as of December 31, 2023, are as follows:

For the year ending:		
2024	$	23,166
Total undiscounted lease payments		23,166
Less: imputed interest		(317)
Total lease liabilities	$	22,849

Note 5: 401(k) Plan

The Company sponsors a 401(k) plan covering all employees who have completed one year of service and attained age 21. The Company contributes to the plan by making discretionary contributions, plus safe harbor matching employee contributions, of up to 4% of compensation. The total employer contributions charged to operations under the plan were $48,755 and $46,359 for the years ended December 31, 2023, and 2022, respectively.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Notes to Financial Statements

Note 6: Commitments, Contingencies, and Credit Risk

Concentration of Credit Risk

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable and cash deposits in excess of insured limits.

In the normal course of business, the Company maintains cash with a national bank. At times, balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limit of $250,000. Management believes this national bank has a strong credit rating and that the credit risk related to these deposits is minimal.

Contingencies

Various legal and regulatory claims may arise from time to time in the normal course of business. In the opinion of management, any liability resulting from such proceedings would not have a material impact on the consolidated financial statements.

Note 7: Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of $293,985 and a net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2023, was 0.62 to 1. The SEC permits a ratio of no greater than 15 to 1. Furthermore, net capital may not be withdrawn, or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital exceeds 10 to 1.

Note 8: Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Notes to Financial Statements

Note 9: Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring or nonrecurring basis, as well as the classification of the assets within the fair value hierarchy. Generally accepted accounting principles (GAAP) define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by generally accepted accounting principles, are used to measure fair value.

Securities owned - Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. Level 3 securities include, among others, trust preferred securities that are not traded in a market. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security or the most recent offering price.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Notes to Financial Statements

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

| | Assets Measured at Fair Value | Recurring Fair Value Measurements Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2023				
Assets - Securities owned	$ 495,120	$ 219,982	$ -	$ 275,138
2022				
Assets - Securities owned	$ 470,285	$ 195,147	$ -	$ 275,138

The Company owned stock in an unrelated company that was not publicly traded with an estimated fair value of $275,138 as of December 31, 2023 and 2022. The stock has been valued using unadjusted third-party transaction values. As a result, there were no unobservable inputs that have been internally developed by the Company in determining the fair values of its investments as of December 31, 2023 and 2022. Estimated fair values may differ from values that would have been used if a ready market existed for these investments, and the differences could be material.

Supplemental Information

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Van Clemens Financial)

Schedule I: Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2023

Net capital:		
Total stockholder's equity	$	667,357
Deductions and/or charges:		
Nonallowable assets:		
Receivables from brokers or dealers		5,081
Securities not readily convertible to cash		275,138
Prepaid expenses and other assets		54,330
Total nonallowable assets		334,549
Net capital before haircuts on securities positions		332,808
Haircuts on securities		(32,997)
Undue concentration		(5,826)
Total haircuts on securities		(38,823)
Net capital	$	293,985
Aggregate indebtedness:		
Items included in balance sheet:		
Liabilities	$	198,146
Less: lease liability to the extent of Right of use asset		(16,590)
Total aggregate indebtedness	$	181,556
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	$	12,110
Minimum dollar requirement		100,000
Net capital requirement	$	100,000
Excess net capital	$	193,985
Ratio: Aggregate indebtedness to net capital		0.62 to 1.0

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited amended December 31, 2023, Part IIA FOCUS filed in February 2024.

13

WIPFLI

Report of Independent Registered Public Accounting Firm

Board of Directors
Van Clemens & Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Van Clemens & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Van Clemens & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Van Clemens & Co., Inc. stated that Van Clemens & Co., Inc. met the identified exemption provisions throughout the year ended December 31, 2023 without exception. Van Clemens & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Van Clemens & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Atlanta, Georgia
March 28, 2024

Van Clemens & Co., Inc.'s Exemption Report

Van Clemens & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2023 without exception.

Van Clemens & Co., Inc.

I, Basil Joseph, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____

Title: CFO/COO

March 28, 2024

Signature: _Basil Joseph_____

Email: bjoseph@vanclemens.com

1

WIPFLI

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
Van Clemens & Co., Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Van Clemens & Co., Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from the Company, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers from the Company's supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Atlanta, Georgia
March 28, 2024